Mail Stop 3561

December 23, 2008

Mr. T.C. Leung
Chief Executive Officer
Euro Tech Holdings Company, Limited
18/F Gee Chang Hong Centre
65 Wong Chuk Hong Road, Hong Kong

> **Re:** **Euro Tech Holdings Company, Limited**
> **Form 20-F For Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 0-22113**

Dear Mr. Leung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to out comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Operating and Financial Review and Prospects, page 29</u>

<u>Operating Results, page 30</u>

<u>Fiscal Year ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006, page 31</u>

1. We note that interest income increased by approximately US$161,000 during fiscal 2007. You disclose that this is due to the increase in bank deposits during the year; however, the balances of cash and cash equivalents at December 31, 2007 are not significantly higher than the balances at December 31, 2006. In future filings please expand your discussion to disclose the average balances of bank deposits during fiscal 2007 compared to fiscal 2006 to provide a reader with a better basis for comparison.

<u>Item 15. Controls and Procedures, page 62</u>

(a) Evaluation of Disclosure Controls and Procedures, page 62

2. We note that you state that your Chief Executive Officer and Chief Financial Officer has evaluated your disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c)) under the Securities Exchange Act of 1934 as of the end of the period covered by your annual report on Form 20-F. Please amend your filing to correctly reference Rules 13a-15(e) and 15d-15(e).

3. We note that you also disclose that <u>he</u> has concluded that as of such date your disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in applicable SEC rules and forms. Since it appears that your Chief Executive Officer and Chief Financial Officer are not the same person, please amend your filing to disclose whether both of these persons concluded that your disclosure controls and procedures were effective.

4. Please amend your filing to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

(b) Management's Annual Report on Internal Control over Financial Reporting, page 63

5. We note your management, under the supervision of your Chief Executive Officer

and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(c) and Rule 15d-15(e) of the Exchange Act. Please amend your filing to correctly reference Rule 13a-15(f) and Rule 15d-15(f).

6. Please amend your filing to disclose management's assessment of the effectiveness of internal control over financial reporting as of the end your fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Your current disclosure which states: "Based on this assessment, our Chief Executive Officer and Chief Financial Officer have conducted that, as of December 31, 2007, our internal control over financial reporting is effective based on those criteria." is insufficient in this regard. If your use of the word 'conducted' in your assessment of the effectiveness of your internal control over financial reporting was a typographical error, please confirm that to us and amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

7. We note your statement that management of the Company has performed preliminary evaluations of internal controls during the period ended December 31, 2007 and that some deficiencies have been noted. You also state that management of the Company is in the process of developing complete evaluations in order to rectify those deficiencies. Based on your disclosures it does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

    In completing your evaluation, you may find the following documents helpful:

    - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at:
      http://www.sec.gov/rules/final/2007/33-8809.pdf;

    - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934

(Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

8. Please elaborate on the internal control deficiencies that have been noted. Specifically, please tell us whether the deficiencies in your internal controls your disclosure refers to are material weaknesses or significant deficiencies for which further disclosure should be made. If so, please discuss the nature of the material weaknesses or significant deficiencies and what actions you have taken or plan to take to remediate the problem(s). Furthermore, please be advised that you are not permitted to conclude that your internal control over financial reporting is effective if material weaknesses were identified.

9. Please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.   In addition, if you discovered material weaknesses in your internal control over financial reporting, please disclose in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

10. We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 12 of the Instructions as to Exhibits of Form 20-F.   Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 12 of the Instructions as to Exhibits of Form 20-F.

(c) Changes in Internal Controls, page 63

11. We note that you state there were no significant changes in your internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, (that) were made as a result of the evaluation. Please amend your filing and disclose any change in your internal controls that occurred during the period covered by the annual report that has materially affected or is reasonably likely to materially affect your internal control over financial reporting.

<u>Financial Statements, page F-1</u>

<u>Consolidated Statements of Income and Comprehensive Income, page F-3</u>

12. In future filings, please revise the title of this statement as it does not include a statement of comprehensive income.

<u>Financial Statements, page F-1</u>

<u>Consolidated Statements of Income and Comprehensive Income, page F-3</u>

13. In future filings, please revise the title of this statement as it does not include a statement of comprehensive income.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, Yong Kim at (202) 551-3323, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer K. Thompson
Branch Chief